As filed with the Securities and Exchange Commission on November 29, 2011
File No. 812-13835

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 23(a) AND 63 OF THE INVESTMENT COMPANY ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)
MEDLEY CAPITAL CORPORATION AND MCC ADVISORS LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

All Communications, Notices and Orders to:
Brook Taube
Medley Capital Corporation
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

Copies to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: MEDLEY CAPITAL CORPORATION AND MCC ADVISORS LLC 375 Park Avenue, Suite 3304 New York, NY 10152 (212) 759-0777 File No. 812-13835 Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

INTRODUCTION
     Medley Capital Corporation (the “Company”) and MCC Advisors LLC, the Company’s investment adviser (“MCC Advisors” or the “Adviser”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”),1 granting an exemption from Sections 23(a) and 63 of the Act and pursuant to Section 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), to the extent necessary to permit the payment in stock by the Company to the Adviser of a limited portion of the Adviser’s incentive fee pursuant to the terms and subject to the conditions of the Company’s investment advisory agreement with the Adviser.
I. APPLICANTS
A. Medley Capital Corporation
     The Company is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on May 3, 2010, which became effective on January 20, 2011. The Company filed an election to be regulated as a business development company (“BDC”) under the Act on January 20, 2011.2 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.
     The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinated loans and equity positions in situations where we are also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

     The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of seven members, four of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). Each of Andrew Fentress, Brook Taube and Seth Taube serve as directors on the Company’s Board. The Board delegates daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as the Company’s administrator pursuant to an administration agreement (the “Administration Agreement”). Mr. Fentress and Mr. Seth Taube serve as directors of the Company. Mr. Brook Taube serves as the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Fentress and Messrs. Brook and Seth Taube are Managing Partners of MCC Advisors LLC. As equity holders of the Adviser, Mr. Fentress and Messrs. Brook and Seth Taube will indirectly benefit from (or be harmed by (depending on stock price performance)) the issuance of the Incentive Shares (as defined below).
B. MCC Advisors LLC
     MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to the Company pursuant to an Investment Management Agreement. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the Investment Management Agreement, the Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) closes and monitors the investments the Company makes; and (iv) determines the securities and other assets that the Company will purchase, retain or sell. The Adviser’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.
     Pursuant to the Administration Agreement, MCC Advisors furnishes the Company with office equipment and clerical, bookkeeping and record keeping services at the Company’s office facilities. Under the Administration Agreement, MCC Advisors also performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors is responsible for the financial records that the Company is required to maintain and prepares reports to the Company’s stockholders and reports filed with the Commission. In addition, MCC Advisors assists the Company in determining and publishing the Company’s net asset value, oversees the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally oversees the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

     Pursuant to the terms of the Investment Management Agreement, the Company will pay the Adviser a fee for investment advisory and management services consisting of a base management fee and a two-part incentive fee. The base management fee will be calculated at an annual rate of 1.75% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For services rendered under the Investment Management Agreement, the base management fee will be payable quarterly in arrears. For the first quarter of the Company’s operations, the base management fee will be calculated based on the initial value of gross assets. Subsequently, the base management fee will be calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial quarter will be appropriately prorated.
     The incentive fee will have two components. One component will be calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter and will be 20.0% of the amount, if any, by which the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter exceeds a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until the Company’s net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of the Company’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5%. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement, and any interest expense and any dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash.
     The second component of the incentive fee will be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Management Agreement, as of the termination date), commencing on December 31, 2011, and will equal 20.0% of the Company’s cumulative aggregate realized capital gains for the calendar year, if any, computed net of all realized capital losses and unrealized capital depreciation through the end of such year, less all previous amounts paid in respect of the capital gain incentive fee provided that the incentive fee determined as of December 31, 2011 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period ending December 31, 2011.

     The Company would like to pay 50% of the net after-tax incentive fee (calculated as described above) to the Adviser in the form of shares of the Company’s common stock at the market price at the time of issuance to the Adviser. This may result in the issuance of shares of common stock to the Adviser at a price that is below then NAV (if the market price of the shares of common stock is below NAV on the issuance date of the shares to the Adviser). The Company will seek stockholder approval for any issuance (if any) of Incentive Shares at a price that is below NAV and the procedures that will be implemented in connection with Board approval will be more stringent than those outlined in Section 63(2), all as described in more detail below.
     The shares of common stock issued to the Adviser as part of this portion of the incentive fee (referred to as the “Incentive Shares”) will be subject to securities laws and contractual restrictions on transfer, including, without limitation, lock-up periods and forfeiture conditions that would be triggered if the Adviser ceased to function as adviser of the Company because it was removed for cause. The Incentive Shares will be issued by the Company to the Adviser in a private placement transaction, and, as a result, will be “restricted securities” and will not be freely transferable under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to a registration rights agreement between the Company and the Adviser, the Company has agreed to register the resale of the Incentive Shares for sale by the Adviser and its affiliates. The demand and piggyback rights are set out in the Registration Rights Agreement between the Company and the Adviser dated as of January 19, 2011, which was filed as an exhibit to the Company’s registration statement on Form N-2. In addition, each of the Adviser and its affiliates agreed that one-third of the Incentive Shares received by it or them will be released from contractual transfer restrictions (including forfeiture conditions) on an annual basis, but the securities would remain “restricted securities” under the Securities Act and, therefore, subject to transfer restrictions. To the extent that the Investment Management Agreement is terminated by the Company at any time, all of the Incentive Shares will be forfeited, unless otherwise no longer subject to the forfeiture conditions.
     The Company may always repurchase Incentive Shares if the Company has cash on hand and a majority of disinterested directors determine that any such repurchase is in the best interest of the Company and its shareholders and would not violate any prohibition against affiliated transactions.
II. RELIEF FOR PROPOSED PAYMENT IN STOCK
A. Analysis
Section 6(c)
     Section 6(c), which governs the Applicant’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.
Section 23
     Section 23(a) of the Act, made applicable to BDCs by Section 63 of the Act, generally prohibits a BDC from issuing shares of its common stock in exchange for services. The payment by the Company of a portion of the incentive fee due to the Adviser under the Investment Management Agreement in the form of the Incentive Shares requires that the Commission grant relief from the restrictions imposed by Section 23(a) of the Act.
     According to one commentator that wrote near the time of the passage of the Investment Company Act, the legislative history of Section 23(a) was primarily designed to prevent fraud and overreaching.3 Section 23(a) was also enacted to protect against abuses.4 With respect to open-end investment companies, the commentator noted that one of the major concerns was preventing dilution of the equity of existing stockholders as a result of the sale of new stock at a price that is below then per share asset value.5 The specific evil was that the open-end investment company could sell shares on the basis of per share liquidating value at the close of the previous day, which would result in dilution in a rising market.6 The Company believes that this danger is not as prevalent in a closed end fund. Another evil that Section 23(a) was designed to protect against was that insiders of open-end funds in a rising market could make profits without incurring risk, since the insiders did not have to pay a premium above liquidating value.7 This abuse would be avoided, since the portion of the Incentive Fee payable in Incentive Shares would be issued in the form of restricted stock, the long term nature of which would cause the Adviser to bear long-term risks.
Aligning Interests
     Public companies regularly establish equity compensation plans that are designed to attract and retain key executives, employees and directors. Although cash compensation aligns the interests of stockholders with those of key executives, employees and directors, equity-based compensation further aligns the interests of stockholders with those of key executives, employees and directors without resulting in excessive dilution for stockholders. Investors are better served when companies align the long-term interests of management with those of its shareholders. The Company believes that in this case this objective is best accomplished primarily through meaningful restricted stock equity stakes in the Company.

[3]	Alfred Jaretzki, Jr., The Investment Company Act of 1940, 26 Wash. U. L. Q. 3 (April, 1941).

[4]	Id.

[5]	Id.

[6]	Id.

[7]	Id.

     In order to ensure that the Adviser benefits from a long-term increase in the value of the Company’s common stock, and is penalized by long-term decreases in the value of the Company’s common stock, the Incentive Shares are “restricted securities” and are subject to contractual restrictions on transfer and to forfeiture. Holding restricted stock will expose the Adviser both to long-term upside and downside in the Company’s performance, unlike stock options or cash. This will help further align the interests, beyond mere cash compensation, of the Adviser with those of the Company’s stockholders. Forfeiture conditions will be triggered if the Adviser ceases to function as the Adviser due to removal for cause. We note that in Capital Southwest Corp., the Commission granted exemptive relief where the stock issued was restricted stock, subject to forfeiture.
     The Staff, too, has recognized the importance of permitting investment companies to align the interests of management with those of its shareholders through the issuance of equity compensation. In Release No. IC-24083 (1999) (the “Release”), the Commission considered whether the directors of an open-end fund could be compensated with shares of the open-end fund. In that context, Section 22(g) of the Act (which Section 23(a) of the Act mirrors) generally prohibits an open-end fund from issuing any of “its securities: (1) for services; or (2) for property other than cash or securities (including securities of which such registered company is the issuer), except as a dividend or distribution to its securityholders or in connection with a reorganization.” In that Release, the Commission stated: “The Commission staff believes that effective fund governance can be enhanced when funds align the interests of their directors with the interests of their shareholders. Fund directors who own shares in the funds that they oversee have a clear economic incentive to protect the interests of fund shareholders. In addition, as fund shareholders, these directors are in a better position to evaluate the service that the funds provide to their shareholders.”8 The Company believes these same views should apply in the context of closed-end funds and finds it difficult to identify any differences between open-end and closed-end funds that would justify denying this ability to a business development company, like the Company.
     Also, in that Release, the Commission stated: “Certain funds have instituted policies that encourage or require their independent directors to invest the compensation that they receive from the funds in shares of the funds. The Commission staff believes that the implementation of such policies gives the independent directors a direct and tangible stake in the financial performance of the funds that they oversee, and can help more closely align the interests of independent directors and fund shareholders. Recently, an advisory group organized by the Investment Company Institute recommended this practice.”9 The Company believes these same views should apply to the use of stock-based compensation for the Adviser.

[8]	Interpretive Matters Concerning Independent Directors of Investment Company, Release No. IC-24083 (Oct. 14, 1999).

[9]	Interpretive Matters Concerning Independent Directors of Investment Company, Release No. IC-24083 (Oct. 14, 1999).

     Additionally, Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified directors in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). The 1980 Amendments permit business development companies to issue to their officers, employees and general partners warrants, options and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such companies complied with certain conditions.10 The Applicants believe that the issuance of Incentive Shares to the Adviser is substantially similar to what is currently permitted under Section 61. The Company maintains that the issuance of the Incentive Shares is economically equivalent to the issuance of warrants, options or rights as contemplated by Section 61. In Capital Southwest Corp.,11 the applicant argued that restricted stock was economically equivalent to the issuance of warrants, options and rights as contemplated by Section 61. The Commission granted the applicant’s exemptive order. The Company is would comply with the requirements and conditions of Section 61 in connection with payment of the Incentive Shares.
Cost Savings
In addition to aligning interests, Applicants believe that paying a portion of the Incentive Fee with Incentive Shares is beneficial to the Company’s shareholders, since the Company will be able to retain cash that can be used to make additional investments. Supplementally, the Applicants have provided the Staff with data that illustrates the “cost savings” to the Company.
Issuance Price of Incentive Shares
     The dollar value of the compensation that will be payable by the Company to the Adviser will be determinable and fixed based on the terms of the Investment Management Agreement. As discussed below, the number of Incentive Shares that will be issuable to the Adviser in payment of the portion of the incentive fee that is payable in stock will be calculated formulaically, using the market price of the shares of common stock on the payment date (the closing price of the Company’s common stock on the New York Stock Exchange on the payment date as specified by the Board) for this portion of the Incentive Fee. The payment date is identified in the Investment Management Agreement. Note, a shareholder would be able to purchase shares of the Company’s common stock on that payment date (or on any other date) in the open market at the then current market price. A shareholder who did so would receive freely transferable securities; whereas, for the same price per share, the Adviser would receive “restricted securities” (not registered, not freely tradeable) that are subject to contractual restrictions and forfeiture. Therefore, it is the Adviser that would be disadvantaged, and not the Company’s shareholders.
     The market price of the Company’s common stock on the payment date may be a price that is at or below net asset value. Specifically, Section 63(2) provides that,

[10]	See Section 61(a)(3) of the Act.

[11]	Capital Southwest Corp., Release No. IC-29450 (Sep. 29, 2010).

notwithstanding Section 23(b), a business development company may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options or rights to acquire any such common stock at a price below the current net asset value of such stock if, (i) holders of a majority of the business development company’s outstanding voting securities, and the holders of a majority of the business development company’s voting securities who are not interested persons of the business development company, approved the business development company’s policy and practice of making such sales of securities at the last annual stockholders meeting within one year immediately prior to any such sale; (ii) a required majority of the business development company’s directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the business development company) have determined that such sale would be in the best interests of the business development company and its shareholders; and (iii) a required majority, as defined in Section 57(o) of the Act, of the business development company’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities. Consistent with Capital Southwest Corp. and MCG Capital Corp., the Company will seek stockholder approval for the issuance (if any) of Incentive Shares at a price that is below NAV and the procedures that will be implemented in connection with Board approval will be more stringent than those outlined in Section 63(2).
Dilution
     The Company believes that there are a number of aspects of this proposed arrangement that minimize dilution for the Company’s stockholders and that ensure that the interests of the Adviser are aligned with those of the stockholders. The Company will impose a ceiling on the number of Incentive Shares that may be issued, in a manner consistent with Capital Southwest Corp. and MCG Capital Corp. The amount of voting securities that would result from the Incentive Shares would not, at the time of issuance, exceed 25% of the outstanding voting securities of the Company, and if the amount of voting securities that would result from issuance of the Incentive Shares would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from Incentive Shares, at the time of issuance, shall not exceed 20% of the outstanding voting securities of the Company. The maximum amount of shares of Incentive Shares that may be issued under the Incentive Fee will be 20% of the outstanding shares of common stock of the Company.
Preferential Treatment
     As in Capital Southwest Corp. and MCG Capital Corp., the Company believes that the issuance of restricted stock does not create preferential treatment for Company insiders. The issuance of restricted stock to Company insiders is common in the BDC industry generally and also common for corporations (that are not registered investment companies) generally. In addition, Section 61(a)(3)(B) of the Act permits a BDC to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the BDC’s voting securities, subject to certain requirements. Section 61 and its legislative history appear not to address the issuance by a BDC of restricted stock as incentive compensation, but the Commission has granted exemptive orders, such as in Capital Southwest Corp. and MCG Capital Corp. Like the applicants in those orders, the Company states that the issuance of restricted stock Incentive Shares is substantially similar (for purposes of investor protection under the Act) to the issuance of warrants, options, and rights contemplated by Section 61. As noted above, the Company agrees to comply with the requirements of Section 61.
     Finally, the Adviser will not have preferential voting or dividend rights with respect to the Incentive Shares.
Monitoring and Recordkeeping
     The Company will comply with the conditions outlined below, which are similar to those in Capital Southwest Corp. and MCG Capital Corp. The Board will review the practice of issuing Incentive Shares at least annually. In addition, the Board will review periodically the potential impact that the issuance of Incentive Shares could have on the Company’s earnings and NAV per share, and such review will take place prior to any decision to grant Incentive Shares, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Incentive Shares would not have an effect contrary to the interests of the Company’s shareholders. This authority will include the authority to prevent or limit the grant of additional Incentive Shares. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.
     The Board will make these determinations consistent with the discharge of its fiduciary duties, and will not be unduly influenced by the Adviser. Note that this is a concern even in the more traditional officer and director context, since the Board could conceivably be influenced by officers and directors; however, the Staff has not raised that concern. The Company believes that in the investment adviser context, such risk is not exacerbated.
SBIA Policy
     In addition, the Company notes the major policy considerations behind the SBIA, which are relevant since the Company is a BDC.12 In House Report No. 96-1341 relating to the SBIA, it was suggested that the costs of regulation include decreased innovation and productivity as well as weaker competition and weaker jobs. The Company believes that granting an exemptive order will lead to innovation and productivity, since equity compensation will more effectively align interests than cash compensation alone. By aligning interests, the Company believes that the Company will become more successful and vigorous, which necessarily means that it will become more innovative and productive. The Company also believes that an exemptive order will help foster competition for qualified personnel among the different types of investment companies,

[12]	Small Business Investment Incentive Act of 1980, House Report No. 96-1341 (1980).

some of which have fewer restrictions on the form of incentive compensation. This competition will help to ensure that the Company obtains the most qualified personnel.
Conclusions on Incentive Shares
     For the reasons described above, we maintain that paying the Incentive Fee will inure to the benefit of the Company and all Company shareholders.
Section 57(a)
     Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such an order. Rule 17d-1, made applicable to BDCs by Section 57(i), proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes a stock option or purchase place. The Adviser could be deemed a 57(b) person. Thus, the issuance of Incentive Shares could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of the rule. Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the company in a joint enterprise is consistent with the Act’s policies and purposes and (ii) the extent to which that participation is on a basis different from or less advantageous than that of other participants.”
     Applicants request an order pursuant to Section 57(a)(4) and Rule 17d-1 to permit the issuance of the Incentive Shares. As discussed above, the issuance of the Incentive Shares will help further align the interests of the Adviser and the BDC stockholders.
B. Precedent
Extending Director/Officer Precedent to the Advisory Context
     We understand that currently there is no precedent for the payment of a portion of an Adviser’s compensation in securities of a BDC; however, we believe that permitting this arrangement would be consistent with the guidance given by the Staff permitting the use of open-end fund shares to compensate directors as well as use of stock based compensation in Capital Southwest Corporation and MCG Capital Corporation.13 This suggests that issuing restricted stock is common in the industry, at least in the director and officer context. The Company requests that the Commission extend this reasoning to the Adviser context, since equity compensation, for the reasons described above, will improve the Company’s performance and inure to the benefit of the Company and its shareholders. In the BDC context, the Company believes that, from a policy perspective, it also makes sense to extend this reasoning to the Adviser, since the Adviser is directly

[13]	Capital Southwest Corporation (File No. 812-13769), Release No. IC-29491 (October 26, 2010) (order), Release No. IC-29450 (September 29, 2010) (notice); MCG Capital Corporation (File No. 812-13233), Release No. IC-27280 (April 4, 2006) (order), Release No. IC-27258 (March 8, 2006) (notice).

responsible for making Company investment determinations. By further aligning interests between the Company and the Adviser, the Company maintains that the Adviser will make improved investment determinations on behalf of the Company. Another way of saying this is that in the BDC context, the Adviser is a de facto executive of the Company.
     Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies and BDCs. Furthermore, the important role of equity compensation plays in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.14 We believe that equity compensation will play an important role in attracting and retaining qualified investment advisers. The Company, for example, may compete with private equity funds not subject to the Investment Company Act for qualified personnel. Such private equity funds usually have fewer restrictions on incentive compensation.
     Although the precedents may involve somewhat different presumptions for the issuance of incentive shares in that they relate to the officer and director context, rather than the investment adviser context, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders, and maintain that, from a policy perspective, for the reasons discussed above, it makes sense to extend this line of cited order to the investment adviser context.
C. Basis for Exemptive Relief
              The Applicants submit that:
➢	An exemptive order in consistent with prior Commission precedent and with the legislative history of Section 23(a) of the Act;

➢	The issuance of shares in lieu of the payment of cash benefit shareholders by creating a cost savings, thereby preserving cash for investment, which inures to the benefit of all Company shareholders;

➢	The Incentive Shares will be subject to contractual transfer restrictions, including a lock-up period and forfeiture conditions, in order to prevent shares from being resold and affecting the stock price, and in order to assure that the Adviser bears the long-term benefits and risks of an investment in the Incentive Shares;

[14]	See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) and Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005). Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to their non-interested directors.

➢	Equity interests in the form of restricted stock subject to a lock-up period and forfeiture conditions aligns interests beyond pure cash or options compensation, and aligning interests, in turn, leads to better Company performance, which inures to the benefit of all Company shareholders;

➢	The Incentive Shares correctly can be analogized to warrants, options and rights under Section 61 of the Act;

➢	The percentage of the incentive fee that will be payable in Incentive Shares will be fixed in order to provide certainty to BDC stockholders regarding any possible dilution;

➢	The Incentive Shares will be issued at the market price on the payment date, and the Company will seek stockholder approval for any issuance (if any) of Incentive Shares at a price that is below NAV and the procedures that will be implemented in connection with Board approval will be more stringent than those outlined in Section 63(2);

➢	There are appropriate limits on the amount of the issuance of the Incentive Shares, which minimize the possibility for dilution of the interests of the existing shareholders;

➢	The terms of the Incentive Shares do not result in preferential treatment of the Adviser;

➢	The issuance of the Incentive Shares will be subject to appropriate monitoring and record keeping requirements, consistent with Commission precedent;

➢	The issuance of the Incentive Shares is consistent with the policy of the SBIA;

➢	Equity compensation will play an important role in attracting and retaining qualified investment advisers; and

➢	Policy dictates extending Commission precedent regarding the director and officer context to investment advisers, since investment advisers make investment determinations and are de facto executives.
D. Conditions
     1. The amount of voting securities that would result from the Incentive Shares would not, at the time of issuance, exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from Incentive Shares would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from Incentive Shares, at the time of issuance, shall not exceed 20% of the outstanding voting securities of the Company.

     2. The maximum amount of shares of Incentive Shares that may be issued under the Incentive Fee will be 20% of the outstanding shares of common stock of the Company.
     3. The Board will review the practice of issuing Incentive Shares at least annually. In addition, the Board will review periodically the potential impact that the issuance of Incentive Shares could have on the Company’s earnings and NAV per share, such review to take place prior to any decisions to grant Incentive Shares, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Incentive Shares would not have an effect contrary to the interests of the Company’s shareholders. This authority will include the authority to prevent or limit the granting of additional Incentive Shares. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff. The Board will make these determinations consistent with its fiduciary duties, and will not be unduly influenced by the Adviser.
     4. The Company will seek stockholder approval for any issuance (if any) of Incentive Shares at a price that is below NAV and the procedures that will be implemented in connection with Board approval will be more stringent than those outlined in Section 63(2).
     5. The Incentive Shares will be subject to contractual transfer restrictions, including a lock-up period and forfeiture conditions and will be “restricted securities.” Each of the Adviser and its affiliates will agree that one-third of the Incentive Shares received by it or them will be released from contractual transfer restrictions (including forfeiture conditions) on an annual basis, but could still potentially be subject to “restricted securities” securities laws restrictions on transfer.
     6. With respect to the issuance of the Incentive Shares, the Company would be willing to comply with the requirements of Section 61 of the Act. The Adviser will not have preferential voting or dividend rights with respect to the Incentive Shares.
     7. The Company will disclose quarterly the number of shares issued to the Adviser in the Company’s Commission filings.
E. Request for Relief
     The Applicants hereby requests that the Commission grant this Application and Order.

III. PROCEDURAL MATTERS
A. Communications
     Please address all communications concerning this Application and the Notice and Order to:
Brook Taube
Medley Capital Corporation
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777
     Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000
B. Authorization
     The verification required pursuant to Rule 0-2(c) under the Act is attached as Exhibit A hereto. The filing of this request and the taking of all actions necessary to obtain the relief requested herein was authorized by the Company and by the Advisor, by resolution duly adopted by the Board of Managers of each of the Company and the Advisor on November 3, 2010 (attached hereto as Exhibit B).
     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 29th day of November 2011.

MEDLEY CAPITAL CORPORATION
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

Exhibit A
VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated November 29, 2011, for and on behalf of each Applicant, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

Exhibit B
Resolutions of the Board of Managers of
Medley Capital BDC LLC
     RESOLVED, that the officers of Medley Capital BDC LLC be, and each of them hereby is, authorized in the name and on behalf of Medley Capital BDC LLC to prepare, execute and submit one or more exemptive applications to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) and any other applicable sections of the Investment Company Act of 1940, as amended (the “1940 Act”) for exemption from various sections of the 1940 Act, including but not limited to, Section 63 and Section 23(a), and any amendments or supplements thereto, as necessary or appropriate to permit the payment of the incentive fee to the Company.
(Adopted on November 3, 2010)
Resolutions of the Board of Managers of
MCC Advisors LLC
     Resolved, that the manager of MCC Advisors LLC hereby is authorized to prepare, execute and submit, on behalf of MCC Advisors LLC, one or more exemptive applications to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) and any other applicable sections of the Investment Company Act of 1940, as amended (the “1940 Act”) for exemption from various sections of the 1940 Act, including but not limited to, Section 63 and Section 23(a), and any amendments or supplements thereto, as necessary or appropriate to permit the payment of the incentive fee to the Company.
(Adopted on November 3, 2010)